Exhibit 99.4

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

YEVGENIY PINIS,	: : :	C.A. No.
: : : : : : : : : : :
Plaintiff,
v.
TIMOTHY R. RICHARDSON, LAURA PERRONE, JOSEPH D. RIZZI, A. THAMPY THOMAS, JOHN ZUCKER, MICRO LINEAR CORPORATION, SIRENZA MICRODEVICES, INC. and METRIC ACQUISITION CORP.,
Defendants.

CLASS ACTION COMPLAINT

Plaintiff alleges upon information and belief, except for paragraph 1 hereof, which is alleged upon knowledge, as follows:

1. Plaintiff has been the owner of shares of the common stock of Micro Linear Corporation (“Micro Linear” or the “Company”) since prior to the wrongs herein complained of and continuously to date.

2. Micro Linear is a corporation duly organized and existing under the laws of the State of Delaware. The Company specializes in wireless integrated circuit solutions, which are used in a variety of wireless products serving a global market. These transceivers are used in many streaming wireless applications such as cordless phones, Personal Handyphone System (PHS) handsets, security cameras, game controllers, cordless headsets and other personal electronic appliances. In addition, the Company offers networking products consisting mainly of electronic appliances. In addition, the Company offers networking products consisting mainly of media conversion products that enable implementation of cost effective fiber to the home or FTTH systems.

3. Defendant Timothy R. Richardson (“Richardson”) was appointed President and Chief Executive Officer of the Company in May 2002, and has served as a director of the Company since March 2000.

4. Defendant Laura Perrone (“Perrone”) is a director of the Company.

5. Defendant Joseph D. Rizzi (“Rizzi”) is a director of the Company.

6. Defendant A. Thampy Thomas (“Thomas”) is a director of the Company.

7. Defendant John Zucker (“Zucker”) is a director of the Company.

8. Defendants Richardson, Perrone, Rizzi, Thomas, and Zucker are herein referred to as the “Individual Defendants”.

9. The Individual Defendants, as officers and/or directors of the Company, stand in a fiduciary relationship to Plaintiff and the Company’s public stockholders and owe them the highest fiduciary obligations of good faith, fair dealing, due care, loyalty, and full and candid disclosure.

10. Defendants Sirenza Microdevices, Inc. (“Sirenza”) and Metric Acquisition Corporation, a wholly owned subsidiary of Sirenza (“Merger Sub”) (together, the “Sirenza Group”), have entered into an agreement to acquire Micro Linear and have aided and abetted the Individual Defendants’ breaches of fiduciary duties in connection therewith, as detailed herein.

CLASS ACTION ALLEGATIONS

11. Plaintiff brings this action as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all security holders of the Company (except the Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants) and their successors in interest, who are or will be threatened with injury arising from Defendants’ actions as more fully described herein (the “Class”).

12. This action is properly maintainable as a class action.

13. The class is so numerous that joinder of all members is impracticable. As of June 6, 2006, there were approximately 12,990,403 million shares of Micro Linear common stock outstanding owned by hundreds, if not thousands, of holders other than Defendants.

14. There are questions of law and fact which are common to the Class including, inter alia, the following: (a) whether Defendants have breached their fiduciary and other common law duties owed by them to Plaintiff and the members of the Class; and (b) whether the Class is entitled to injunctive relief or damages as a result of Defendants’ breaches of their fiduciary duties.

15. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the Plaintiff are typical of the claims of other members of the Class and Plaintiff has the same interests as the other members of the Class. Plaintiff will fairly and adequately represent the Class.

16. Defendants have acted in a manner which affects Plaintiff and all members of the Class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.

17. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS

A.	Micro Linear Is A Company On The Rise

18. As evidenced by the Company’s recent financial reports, Micro Linear is a rising star. For example, on January 26, 2006, the Company issued a press release reporting its financial results for the 2005 fourth quarter and twelve months ended December 31, 2005. The Company reported that its net revenue for the fourth quarter of 2005 was $4.2 million, as compared to $3.7 million in the third quarter of 2005.

19. In that same press release, Defendant Richardson stated in relevant part:

We continue to see strength in the PHS market; and therefore continue to focus our energies and resources towards development of our next generation transceiver, the ML1905. We expect this product will offer significant advantages over the ML1900 and ML1901, including compatibility with a broad set of base bands, greater efficiency and improved overall RF performance. We are committed to executing on our product development plans, maintaining cost efficiencies, and delivering best-in-class products to our customers, in order to reach our goal of sustainable profitability.

(Emphasis added).

20. On February 9, 2006, the Company also held a publicly accessible conference call with analysts and investors to report its financial results for the fourth quarter and twelve months ended December 31, 2005. At that conference call, Defendant Richardson stated in pertinent part:

Now I’d like to take a moment to discuss the PHS market, and specifically the ML1900.

As we’ve discussed in previous calls, we have had limited success with this product. Handset products based on the ML1900 are currently in the market, however, it is early in the production cycle of these devices, and it is impossible to know the long term success of these products. At this juncture in our business it is critical that we focus our attention on moving forward, and directing our energies and resources toward completing our next generation integrated transceiver, the ML1905. As we have discussed, we believe the 1905 will offer several advantages over the ML1900 and ML1901, including compatibility with a broader set of basebands, great efficiency and improved overall air performance.

We’re also in the process of engaging with existing and potential customers and baseband suppliers who we hope will further contribute to our future success with this product. We have a number of potential customers awaiting samples in order to begin their product designs. We plan to deliver samples and evaluation platforms to potential customers during the first half of 2006. Our primary focus is to remain directly involved with our potential customers to aid them in their designs and qualification process. We believe that the ML1905 will offer many advantages to our potential customers serving this market.

Overall the PHS market continues to be strong in China, and is expected to remain that way through the Olympic year 2008. Additionally we believe PHS is continuing to enjoy success outside the China market because of the low cost of deployment and the high quality performance of the systems. Continuing on the source of PHS market data, the estimated annual handset sales projections range from the mid-20 million to mid-30 million new handsets per year.

(Emphasis added).

21. On April 20, 2006, the Company issued a press release reporting its financial results for the first quarter ended March 31, 2006. The Company stated that its net revenue for the first quarter of 2006 was $5.2 million, as compared to $4.2 million in the fourth quarter of 2005 and $4.2 million in the first quarter of 2005.

22. In that same press release, Defendant Richardson stated in relevant part:

We are pleased with the 25 percent revenue increase in the first quarter as it demonstrates the overall strength in our core Digital Cordless Transceiver (DCT) business....

During the quarter, we made significant progress toward completing the development of our next generation PHS product,

the ML1905, and expect to offer potential customers sample platforms during May. We continue to believe a significant opportunity for the Company exists in the PHS market. Additionally, we remain encouraged by the Wireless Audio segment where we have achieved new design wins, although this segment remains a small portion of our overall business.”

Improvements in revenue, gross margin contribution and reduced expenses were meaningful accomplishments during the quarter, and we are encouraged by our potential opportunity in the PHS market. In an effort to reach our goal of achieving profitability, we remain focused on product development execution and cost containment.

(Emphasis added).

23. On that same day, the Company also held a publicly accessible conference call with analysts and investors to report its financial results for the first quarter ended March 31, 2006. At that conference call, Defendant Richardson stated in pertinent part:

First quarter results were highlighted by 25% revenue growth and were coupled with decreased expenses, resulting in a near break-even quarter. The improvement in revenue was driven primarily by increased sales of our digital cordless telephone transceiver business for our 5.8 gigahertz transceivers to both Uniden and VTech.

As Mike stated, our first quarter was our highest first quarter revenue performance in four years. Additionally, the composition of the last quarter’s revenue was entirely different than that of four years ago. The sales volume of older networking products was decreased by 65% since the first quarter of 2002, while the unit shipments of wireless products had grown by 328%. It’s through the strength of our core wireless transceiver product lines that this transformation of the company has occurred.

(Emphasis added).

24. On July 27, 2006, the Company issued a press release reporting its financial results for the 2006 second quarter and six months ended June 30, 2006. The Company stated that its net revenue for the second quarter of 2006 was $6.6 million, up 26 percent from $5.2 million for the first quarter of 2006 and up 11 percent from $6.0 million for the second quarter of 2005.

25. In that same press release, Defendant Richardson stated in relevant part:

“Our solid second quarter results were primarily driven by the growth of our digital cordless transceiver (DCT) business, which resulted in a profitable quarter for the Company,” stated Tim Richardson, President and Chief Executive Officer of Micro Linear Corporation.

Mr. Richardson continued, “Also notable during the quarter, we achieved a significant milestone with our next generation PHS transceiver, the ML1905, which is now being sampled by multiple potential customers. We are encouraged by their progress to date and continue to work closely with these companies.”

(Emphasis added).

26. On that same day, the Company also held a publicly accessible conference call with analysts and investors to report its financial results for the second quarter and six months ended June 30, 2006. At that conference call, Defendant Richardson stated in pertinent part:

We are pleased with the results of the second quarter as revenue grew 26% sequentially and we achieved solid gross margins and positive net income. Revenue growth in the second quarter was primarily driven by increased sales of our digital cordless phone business and strength in our networking business. I will discuss both of these businesses in a moment.

*    *    *

In summary, we are proud of our accomplishments this quarter and for our profitability in the first half of 2006. Last December, we began implementing our plan to return the company to profitability while maintaining world-class engineering and operations organizations. We continue to focus on execution, and believe we are well positioned to successfully compete in the markets we serve. While we will always face strong competition, will likely experience quarter-to-quarter revenue fluctuations, and will be challenged by other business risks in the future, we believe Micro Linear is stronger now than it has been in many years.

(Emphasis added).

27. Below is graph that demonstrates that since the beginning of January 2006, the Company’s stock is ahead of the Dow Jones Industrial Average, the S&P 500 Index, and the Nasdaq Stock Market:

28. As set forth above, the Company has demonstrated a major turnaround over the past two quarters of 2006. That is why one cannot use historical data to evaluate the true value of Micro Linear. This turnaround was driven by better sales from the existing DCT (Digital Cordless Telephone) business.

29. The Company’s turn around has been based on its major consumer (Uniden and V-Tech) demand for newer technology (5.8 ghz cordless phones and the 5.8 ghz radios), which have a slightly higher average selling price per unit and slightly better gross margin than the older 2.4 ghz radios. The Company’s customers’ migration to the newer technology (5.8 ghz) has had a meaningful impact on the Company’s first and second quarters of 2006.

30. Indeed, the Company’s first product (the 1900 radio), that was released over a year ago, did not perform well. As a result, the Company wrote down several million dollars of 1900 chip inventory; however, the Company is still shipping this product. Had the Company recognized 100% gross margin on this written off inventory in the second quarter of 2006, the Company’s earnings per share would have been about $0.02 cents per share higher in the 2006 second quarter. Thus, the Company artificially depressed its 2006 second quarter gross margins.

31. Importantly, Micro Linear’s financial results for the quarters ending September 30, 2006 and December 31, 2006 should be extremely strong and need to be disclosed to the Company’s shareholders in connection with the vote on the Sirenza transaction.

B.	As a Public Analog Company, Micro Linear Is Extremely Valuable

32. Micro Linear is one of the few publicly-traded analog companies. Indeed, it takes a great design team and years of work to integrate designs by customers into their products and, because these products are so specialized, analog companies usually have the designs for the life of the designed products. Micro Linear has always stressed that its analog design team is an extremely valuable asset.

33. Furthermore, the Company is in a group of select semiconductor companies — mostly analog and/or specialty semiconductor companies — that has 50%+ gross margins.

34. This is important, because semiconductor companies — such as Micro Linear — have tremendous operating leverage once they break through the break even point on their earnings. This, in turn, is reflected in these companies’ stock prices. Thus, in the case of Micro Linear, one million dollars more in quarterly sales for the Company means an additional $0.04 per share per quarter in earnings.

35. Illustrating the value of analog design companies is that Silicon Labs recently purchased another analog design company for approximately $20 million. Unlike Micro Linear, that analog design company had no meaningful revenues.

C.	Micro Linear Has An Extremely Valuable Product Pipeline

36. Micro Linear has an extremely valuable product pipeline. In this regard, the Company has significant potential with its new product, the ML1905, which is the next generation of the 1900. While a number of PHS manufacturers are continuing to evaluate ML1900, some potential customers have made the decision to defer utilizing the Company’s first generation PHS products because they do not meet such manufacturers’ performance criteria. Some have decided to wait and evaluate the Company’s second generation transceiver, the ML1905. The Company delivered sample platforms and evaluation units of the ML1905 in the second quarter of 2006 and expects to have production devices available for shipment late in the second half of 2006.

37. The Company has also publicly stated that it can capture a meaningful share of the PHS market. The market is comprised of approximately 25 million chips a year each at a $3 to $4 average selling price. The Company has stated that it can get a meaningful percentage of the PHS transceiver market.

38. If the Company captures 15% of the PHS market, it would result in approximately $13,000,000 in sales. $13,000,000 in incremental sales at a 55% gross margin is $7,000,000 of additional operating income to the Company’s bottom line since there is minimal incremental selling expense and SG&A increases associated with this sales ramp. This is $0.47 cents per share of additional earnings per share on a $3 stock. Even if the rest of the Company’s business only makes $0.15 cents per share; that is $0.62 cents per share pre tax next year fully diluted. The Company also has approximately $29 million in net operating loss carry forwards (“NOLS”) which should shield the Company’s earnings per share if Micro Linear was to stay independent. Even applying a 20x multiple to these earnings would yield a Micro Linear stock price in excess of $12 per share. As set forth herein, the Company has a high probability to ramp strongly throughout calendar 2007.

39. The Company also has a legacy network connectivity product business that accounts for about $1,000,000 in sales per quarter, with very high gross margins. Approximately six months ago, the Company believed that this business was going to decline sharply. Upon information and belief, however, the Company now believes that this business is going to be stable for the next few quarters. This is an unexpected, recent positive aspect to the value of Micro Linear.

D.	Micro Linear Announces That It Is Being Acquired By Sirenza

40. On or about August 15, 2006, the Company announced that it signed a definitive agreement to be acquired by the Sirenza Group. Under the terms of the agreement, 0.365 of a Sirenza share will be issued for each Micro Linear share. Based on Micro Linear’s fully diluted shares outstanding and Sirenza’s closing price on August 14, 2006, the transaction is currently valued at approximately $45.6 million.

41. Recognizing the Company’s potential for greater growth, the Sirenza Group has attempted to deny the Company’s public shareholders the opportunity to obtain fair value for their equity interest in Micro Linear by proposing a transaction at an inadequate price.

42. The consideration per share to be paid to the Class is unfair and inadequate because, among other things: (a) the intrinsic value of the Company’s stock is materially in excess of the consideration that Sirenza has proposed, giving due consideration to the Company’s prospects for growth and profitability in light of its business, earnings power, present and future; and (b) the consideration offered is not the result of arm’s length negotiations but was fixed arbitrarily by the Sirenza Group to “cap” the market price of the Company and obtain its assets and business at the lowest possible price.

43. Indeed, if one subtracts Micro Linear’s cash-on-hand of $12.2 million, then the amount that Sirenza is paying for the Company is actually $33 million. If the Company earns $10.2 million pre-tax next year, or 63 cents per share, this equates to a multiple of 3x the Company’s pre-tax earnings. This multiple is minute when compared to multiples of 6x to 10x pre-tax earnings which are more characteristic of the industry, or any industry for that matter, for a takeover.

44. Defendants have violated their fiduciary duties to the Class by agreeing to a Merger transaction which does not provide fair and adequate consideration to the Company’s shareholders.

45. The Sirenza Group has aided and abetted the Individual Defendants’ breaches of their fiduciary duties to the Company’s shareholders.

46. Plaintiff and the other members of the Class will suffer irreparable injury unless the Individual Defendants are enjoined from breaching their fiduciary duties to the Company’s public shareholders in a proposed transaction which will benefit the Sirenza Group at the expense of the public shareholders.

47. Plaintiff and the other members of the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against Defendants, jointly and severally, as follows:

(A) Declaring this action to be a class action and certifying Plaintiff as the Class representative and his counsel as Class counsel;

(B) Enjoining, preliminarily and permanently, the transaction complained of herein;

(C) To the extent, if any, that the transaction or transactions complained of are consummated prior to the entry of this Court’s final judgment, rescinding such transaction or transactions, or granting the Class rescissory damages;

(D) Directing that Defendants account to Plaintiff and the other members of the Class for all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

(E) Awarding Plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff’s attorneys and experts; and

(F) Granting Plaintiff and the other members of the Class such other and further relief as may be just and proper.

ROSENTHAL, MONHAIT & GODDESS, P.A.

By:	/s/ Carmella P. Keener
Carmella P. Keener (DSBA No. 2810) 919 N. Market Street, Suite 1401 Citizens Bank Center Wilmington, Delaware 19801 (302) 656-4433 Attorneys for Plaintiff

OF COUNSEL:

BERNSTEIN LIEBHARD & LIFSHITZ, LLP

U. Seth Otiensoser

Gregory M. Egleston

10 East 40th Street

New York, NY 10016

(212) 779-1414